A14 5/7/2004

UF 5-6-04

[redacted]ES
E COMMISSION
20549

04016858

ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

OMB APPROVAL
OMB Number: 3235-0123
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SEC FILE NUMBER
8-51856

SEC MAIL RECEIVED MAY 03 2004

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Johnson Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

215 Ampthill Road
(No. and Street)

Richmond	Virginia	23226
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles M. Johnson — 804-285-5600
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

7200 Glen Forest Drive	Richmond	Virginia	23226
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 12 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Charles M. Johnson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Johnson Capital, LLC, as of **December 31, 2003**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Johnson Capital, LLC

Notes To Statement Of Financial Condition

Note 1. Nature of Business and Significant Accounting Policies

Nature of business: Johnson Capital, LLC (the Company) is an introducing broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company introduces investors to various hedge funds and receives fees based on the performance of the fund and amount invested. Commissions are paid quarterly and revenue is recorded in the quarter in which it is earned. The Company is a Virginia Limited Liability Company that is located in Richmond, Virginia.

The Company operates under the exemptive provisions of paragraph (k)(2)(i) of rule 15c3-3 of the Securities and Exchange Commission which provides that the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with his activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers.

The Company's significant accounting policies are as follows:

Income taxes: The Company is a limited liability company. In lieu of corporate income taxes, the Company's taxable income is included in the member's individual tax return. Therefore, no liability for federal or state taxes has been included in this financial statement.

Depreciation: Depreciation is provided on a straight-line basis using estimated useful lives of five to forty years.

Cash equivalents: For purposes of the statement of cash flows, the Company has defined cash equivalents as money market investments.

Use of estimates: The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of credit risk: The Company maintains its cash deposits in an uninsured money market account.

Note 2. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2003, the Company had net capital and required net capital of $25,588 and $5,333, respectively. The Company's net capital ratio was 3.13 to 1.

JOHNSON CAPITAL, LLC
215 Ampthill Rd
Richmond, VA 23226
804-285-5600

April 26, 2004

SEC MAIL PROCESSING
RECEIVED
MAY 03 2004
WASH. DC
155 SECTION

Ms. AnnMarie McGarrigle
NASD
Philadelphia District Office
1835 Market Street
Suite 1900
Philadelphia, PA 19103-2929

Dear Ms. McGarrigle:

We received your letter concerning our audited financial statements and have made the requested changes. We have attached the signed and notarized Oath of Affirmation on Form X-17A-5 and an insert for the audited financial statements reflecting (K)(2)(i) exemption to SEC Rule 15c3-3.

With respect to the Reconciliation of the Computation of Net Capital and the broker/dealer's corresponding Unaudited Part IIA, the only difference did not affect net capital, therefore, we did not attach a reconciliation. However, it did reduce both equity and accounts receivable, a nonallowable asset, by $191,037.

If you have any questions concerning our responses please contact Doug Urquhart at (804) 281-6818.

Sincerely,

Charles M. Johnson

Charles M. Johnson
President

am

April 5, 2004

BY CERTIFIED MAIL 7160 3901 9848 2158 8309

Mr. Charles M. Johnson
Johnson Capital, LLC
215 Ampthill Road
Richmond, VA 23226

Dear Mr. Johnson:

This acknowledges receipt of your December 31, 2003 annual filing of audited financial statements made pursuant to U. S. Securities and Exchange Commission (SEC) Rule 17a-5(d)(the Rule). The report as submitted appears deficient in that it did not contain the following:

1. An Oath or Affirmation (Signed by duly authorized officer, general partners, or proprietor of member firm; and notarized). This must contain an original signature and notary seal.

2. A Reconciliation, including appropriate explanations, of the audited Computation of Net Capital and the broker/dealer's corresponding Unaudited Part IIA, if material differences existed. If no material differences existed, a statement so stating should be submitted.

3. The audit report inaccurately claims the (k)(2)(ii) exemption to SEC Rule 15c3-3 rather than the (k)(2)(i) exemption as stated in the firm's membership agreement.

Based on the above, your filing does not comply with the requirements of the Rule. The text of the Rule is reproduced in the *NASD Manual* under the section titled *SEC Rules & Regulation T*. We urge you to review the Rule with your independent accountant.

Pursuant to the provisions of NASD Rule 8210, we request that you send one copy of each item listed above to this office and to the appropriate SEC regional or district office, and two copies to the SEC Washington, D.C. office. Your submissions must include a new completed Form X-17A-5 Part III Facing Page, a copy of which is enclosed for your convenience.

Please respond to this matter by April 19, 2004. Questions may be addressed to Donna M. Bernard, Compliance Examiner, at (215) 963-1972. Fax # 215-496-0434

Sincerely,

AnnMarie McGarrigle
Supervisor of Examiners
AMM/cm
Enclosure: Form X-17A-5 Part III Facing Page

Philadelphia District Office
1835 Market Street
Suite 1900
Philadelphia, PA
19103-2929

tel 215 665 1180
fax 215 496 0434
www.nasd.com

cc: Ms. Eleanor Sabalbaro
NASD
Member Regulation Programs/Systems Support
9509 Key West Avenue
Rockville, MD 20850

Mr. A. Laurence Ehrhart
Regional Administrator
Securities and Exchange Commission
Mellon Independence Center
701 Market Street
Suite 2000
Philadelphia, PA 19106-3322

McGladrey & Pullen
Certified Public Accountants
7200 Glen Forest Dr., Suite 200
Richmond, VA 23226-3768